SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9/A
(Amendment No. 2)
Solicitation/Recommendation Statement Under Section 14(d)(4) of the
Securities Exchange Act of 1934
PORTEC RAIL PRODUCTS, INC.
(Name of Subject Company)
PORTEC RAIL PRODUCTS, INC.
(Name of Person Filing Statement)
Common Stock, $1.00 par value per share
(Title of Class of Securities)
736212 10 1
(CUSIP Number of Class of Securities)
Richard J. Jarosinski
President and Chief Executive Officer
Portec Rail Products, Inc.
900 Old Freeport Road
Pittsburgh, Pennsylvania 15238-8250
(412) 782-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)
With copies to:
Alan Schick, Esq.
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Ave., NW
Suite 780
Washington, D.C. 20015
(202) 274-2000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 (this “Amendment No. 2”) to the Solicitation/Recommendation Statement on Schedule 14D-9 (as previously amended and as hereby amended, the “Statement”) originally filed with the SEC on February 26, 2010 by Portec Rail Products, Inc., a West Virginia corporation (“Portec”), hereby amends and supplements Item 8 and Item 9 of the Statement.
     The Statement relates to a planned tender offer (the “Offer”) by Foster Thomas Company (“Purchaser”), a West Virginia corporation and a wholly-owned subsidiary of L. B. Foster Company (“Foster”), a Pennsylvania corporation, to purchase all of the outstanding shares of common stock, $1.00 par value per share, of Portec, to be commenced pursuant to an Agreement and Plan of Merger, dated as of February 16, 2010, by and among Portec, Foster and Purchaser, and the subsequent merger of Purchaser with and into Portec, with Portec surviving as a wholly-owned subsidiary of Foster (the “Merger” and together with the Offer, the “Contemplated Transactions”).
     Except as amended and supplemented by the information expressly set forth in this Amendment No. 2, the information set forth in the Statement remains unchanged and is hereby incorporated by reference into this Amendment No. 2.
     All capitalized terms used but not specifically defined in this Amendment No. 2 have the respective meanings ascribed to them in the Statement.
Item 8. Additional Information.
     Item 8 of the Statement is hereby amended and supplemented by inserting the following text at the end of the subsection “—Shareholder Litigation.”
Shareholder Litigation
     On February 19, 2010, a complaint was filed in the Circuit Court of Kanawha County, West Virginia, captioned Barbara Petkus v. Portec Rail Products, Inc., et al., against Portec, each of Portec’s directors, and certain of Portec’s officers, on behalf of a purported class of public stockholders of Portec relating to the Contemplated Transactions. The complaint alleges that the defendants breached their fiduciary duties in connection with the Contemplated Transactions.
     Based on these allegations, the plaintiffs seek, among other relief, preliminary and permanent injunctive relief against the Contemplated Transactions, direction to the defendants to properly exercise their fiduciary duties with respect to the Contemplated Transactions or another transaction, and the costs and expenses of the action, including reasonable allowance for attorneys’ and experts’ fees and expenses.
     A copy of the complaint is filed as Exhibit (a)(5)(B) hereto, and is incorporated herein by reference. The foregoing summary is qualified in its entirety by reference to Exhibit (a)(5)(B).

     Portec believes the complaint is without merit and intends to vigorously defend itself against it. Pursuant to the Circuit Court Summons, the defendants’ deadline to respond to the complaint is March 27, 2010.
Item 9. Exhibits.
     Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits thereto:

Number	Description

(a)(5)(B)	Complaint of Barbara Petkus (on behalf of herself and all others similarly situated), filed in the Circuit Court of Kanawha County, West Virginia, dated February 19, 2010.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PORTEC RAIL PRODUCTS, INC.

By:	/s/ Richard J. Jarosinski

Richard J. Jarosinski
President and Chief Executive Officer
Dated: March 2, 2010